Exhibit 99.5

Press Release dated September 10, 2003

Sprint Canada Moves to Market with Unique Home Phone and Wireless Service Bundle for Residential Consumers

Early market testing confirms Canadian appetite for flexible and affordable monthly telecom package including wireless service provided by Microcell en Français TORONTO and MONTRÉAL, September 10, 2003 — Sprint Canada Inc., a leading Canadian provider of integrated voice and data communications solutions to consumers and businesses, launched a new era of telecom offerings to Canadians today. Combining Sprint Canada’s home phone service with Microcell’s Fido® brand wireless service, the bundle creates Canada’s first-ever national home phone plus wireless service package with one bill and a low monthly rate.

Consumers can choose from two packages: the ‘Basic Combo’ for $44.95 that provides Sprint Canada home phone service and Fido brand wireless service, with various calling feature options, and long distance priced from five cents a minute; or the ‘Ultra Combo’ for $64.95 that accommodates the heavier needs of wireless users with more airtime minutes (see details below).

“In early test marketing in select Canadian cities, we nearly doubled our anticipated results. Canadians clearly want an affordable all-in-one telecommunications package to simplify budgeting and add choice and flexibility to how they purchase phone services,” said Bill Linton, chief executive officer, Sprint Canada Inc. “We’ve carefully priced this offering and designed it to fit the evolving needs of Canadians.”

The bundled service is the first to launch under Sprint Canada’s ‘Red is Smarter’ marketing campaign. Linton says a central focus of the Canada-wide marketing drive is to educate customers that an alternative exists for home phone service in Canada, and that selecting a new telecom service provider doesn’t require changing a home phone number. “Beyond a significantly lower monthly total cost, customers are also mentioning choice and a single bill for home phone, wireless and long distance as key factors in converting.”

Under the terms of an agreement announced in June 2003, Sprint Canada will co-market Fido service to current and potential home phone service customers across Canada. The bundle offer includes a selection of three different handsets, with service for one or more Fido wireless phones per family bundled with their home phone service to keep teenagers, an elderly parent or partners connected. Microcell provides technical support service and Sprint Canada provides sales, marketing, customer support, billing and payment processing services.

“The Sprint Canada-Fido marketing alliance provides Microcell with a unique opportunity to both expand its market reach and increase its revenues,” said Alain Rhéaume, president and chief operating officer of Microcell Solutions Inc. “The innovative character of this offer demonstrates Fido’s willingness and ability to continually adapt to evolving market needs by developing innovative communications solutions. We are proud to contribute to one more première on Canada’s telecommunications scene.”

The service will be offered in all Fido markets where Sprint Canada provides local service including Vancouver, Calgary, Toronto, the National Capital Region, Montréal and several cities in Southern Ontario, representing a total area of four million residential households.

“Sprint Canada is the only national competitor to the former monopolies in the home phone service market, and this bundling is the latest initiative in our relentless effort to provide more innovation and choice to Canadian consumers,” said Linton. “The CRTC continues to rule favorably in opening up the Canadian phone market. Teaming with Microcell has afforded us a cost-effective way to roll out a unique service, and we will continue to be the flag bearer for greater telecom competition.”

About the Bundles Sprint Canada has developed two bundles for Canadian consumers, offering flexibility, choice and significant reductions in bottom line prices:

Basic Combo ($44.95/month includes home phone service and Fido wireless service)

•	Home phone service plus choice of 2 local calling features

•	Fido wireless service plus choice of 2 wireless calling features

•	includes 150 anytime wireless minutes

•	Additional local calling features $2.00 each

•	Additional wireless calling features $3.00 each

•	Long distance plans from 5 cents/minute 24/7

Ultra Combo ($64.95/month includes home phone service and Fido wireless service)
Same as Basic Combo with:

•	Fido wireless service

•	includes 300 daytime wireless minutes

•	1000 evening and weekend wireless minutes

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers. Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca. Fido is a registered trademark of Microcell Solutions Inc.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com

Microcell Telecommunications Inc.:
Claire Fiset
(514) 992-1368
claire.fiset@microcell.ca
Karen Berkhout
Investor Relations
604 601-1062
karen.berkhout@microcell.ca